Exhibit 12.1
Home Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges and
 Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Amounts in thousands of dollars)

	Year Ended December 31,
	2008	2009	2010	2011	2012
Earnings:
Income from continuing operations	$ 40,427	$ 24,216	$ 23,935	$ 43,786	$ 80,942
Plus:
Fixed charges (from below)	124,877	131,208	134,980	136,672	133,284
Amortization of capitalized interest	270	425	654	886	1,027
Less:
Interest capitalized	(5,472)	(8,900)	(9,384)	(5,255)	(4,380)
Earnings (A)	$160,102	$146,949	$ 150,185	$ 176,089	$ 210,873

Fixed charges:
Interest expense, net of losses from early extinguishment (1)	$118,556	$121,491	$ 124,738	$ 130,570	$ 128,055
Rentals (2)	849	817	858	847	849
Capitalized interest	5,472	8,900	9,384	5,255	4,380
Fixed Charges (B)	124,877	131,208	134,980	136,672	133,284
Preferred dividends, including redemption costs	-	-	-	-	-
Combined Fixed Charges and Preferred Dividends (C)	$124,877	$131,208	$ 134,980	$ 136,672	$ 133,284

Ratio of Earnings to Fixed Charges (A / B)	1.28	1.12	1.11	1.29	1.58

Ratio of Earnings to Fixed Charges and Dividends (A / C)	1.28	1.12	1.11	1.29	1.58

(1) Interest expense includes interest expense of continuing and discontinued operations.
(2) Interest component of operating leases for office space and office equipment is estimated at 33% of total lease payments, which represents a reasonable approximation of the appropriate interest factor.